

Mail Stop 3030

September 23, 2009

VIA U.S. MAIL and FACSIMILE

Frank Zheng
Chief Financial Officer
Cogo Group, Inc.
Room 1001, Tower C, Skyworth Building
High-Tech Industrial Park
Nanshan, Shenzen 518057, PRC

> **Re: Cogo Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-02642**

Dear Mr. Zheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 5. Market for Registrant's Common Equity…, page 25

1.   In your future filings, please provide the performance graph required by Item 201(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Cost of Sales, page 30

2.   We note the disclosure on page 30 that you do not charge your customers an independent design fee but rather you generate revenue by selling components required in your module reference design. Please tell us and revise future filings to disclose how you account for the costs incurred to design the module. For example, discuss if these costs are deferred and recognized when revenue is generated from the sale of components or whether they are expensed as incurred.

Item 8. Financial Statements

Note 7. Acquisitions, page F-20

3.   You disclose that the purchase consideration for Keen Awards is all contingent upon achieving certain agreed-upon earnings levels during a two year period. We also see that you have RMB 51,749 payable as of December 31, 2007 for the Keen Awards acquisition for amounts that are contingently due. Please tell us how you determined the amount of purchase price to allocate to assets and liabilities acquired as of the acquisition date. Please refer to paragraph 27 of SFAS 141 which indicates that contingent consideration is normally recorded when the contingency is resolved and the additional consideration is issued or is issuable.

4.   As a related matter, we see that the full consideration has not yet been paid for the 2007 acquisition of Comtech Broadband or the 2008 acquisition of Rise Year. Tell us and in future filings please disclose the payment terms for the consideration for these acquisitions. If there are contingencies related to payment, such as the earnings contingency for the Keen Awards transaction, please describe the contingencies and explain to us how your accounting considers the related guidance from SFAS 141.

5.	As a related matter, please tell us and disclose in future filings how you determined the fair value assigned to common shares you agreed to issue in connection with the acquisitions of Keen Awards and Comtech Broadband.

Item 9A. Controls and Procedures, page 46

6.	We note your disclosure that your "chief executive and chief financial officers have concluded that [the Company's] disclosure controls and procedures are effective to ensure [you are able] to record, collect, process and disclose the information that [you are] required to disclose in the reports [you] file with the SEC." Please revise your future filings, as applicable, to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Item 10. Directors, Executive Officers and Corporate Governance

Code of Ethics, page 51

7.	We note your disclosure that your code of ethics is available on your website at www.comtech.com.cn. Based on a review of your current website at that address we can find no such information. Please advise.

Item 11. Executive Compensation

Elements of Compensation, page 51

8.	We note from your disclosure that you target base salaries for your named executive officers at the median of the range for executives at comparable companies. Given that you target the base salaries, briefly discuss in your applicable future filings how the base salaries you provide to the named executive officers relate to the data you have analyzed from the peer companies and include an analysis of where actual payments actually fell within the targeted range. If any of your named executive officers are paid base salaries at levels that are materially different from the targeted levels, please also provide discussion and analysis as to why. In addition, in your applicable future filings, please identify the peer companies you use.

9.	We note that your executive officers are eligible for annual bonuses but it appears you have not paid any in the past fiscal year. In your applicable future filings, please expand your disclosure to explain why no bonuses were awarded. Disclose any thresholds which may not have been met.

10.   We refer to your disclosure under the caption "Incentive Compensation" on page 52. We note little or no analysis of how the equity awards to each of your executive officers were determined. In your future filings, as applicable, please include an expanded discussion of how your Compensation Committee made its equity award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze performance targets and their significance in determining equity awards and how and why those awards varied among the named executive officers. Include in your disclosure an analysis of how the awards reflect such corporate goals and individual objectives as required by subparagraphs (b)(1)(vi) and (vii) of Item 402 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions…, page 61

11.   Please tell us where you have filed each of the agreements referenced in this section. As a related matter, please note Exhibit 10.4 to your Form 10-K, which is incorporated by reference to an 8-K purportedly filed on May 28, 2005 does not appear to have been filed on that date. Please advise.

Signatures, page 67

12.   We note that your 10-K has not been signed by your principal accounting officer or controller. In your future filings on Form 10-K, please ensure that an officer has signed in either of those capacities as well. Refer to Instruction D to Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 4. Controls and Procedures, page 25

13.   We note disclosure that your chief executive and chief financial officers have concluded that disclosure controls and procedures are "effectively designed to ensure that [you] are able to record, collect, process, and disclose the information [you] are required to disclose in the reports [you] file with the SEC within the required time periods." Please revise future filings to state whether your officers concluded that disclosure controls and procedures were effective or not effective, rather than whether they are "effectively designed." Further, if you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or

submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms *and* is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, if true, your disclosure could simply indicate that your officers determined that your "disclosure controls and procedures are effective" without any further qualifications or attempts to define those disclosure controls and procedures.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Frank Zheng
Cogo Group, Inc.
September 23, 2009
Page 6

   You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Tim Buchmiller at (202) 551-3635 if you have any other questions.

        Sincerely,

        Gary Todd
        Accounting Reviewer